[WLR&K LETTERHEAD]

                               September 21, 2005



VIA EDGAR

Michele Anderson, Esq.
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549



RE:  NEXTEL PARTNERS, INC.
     REVISED PRELIMINARY SCHEDULE 14A; FILE NO. 0-29633


Dear Ms. Anderson:

     Set forth below on behalf of Nextel Partners, Inc. ("Nextel Partners") is the response to the oral comment of the Staff of the Division of Corporation Finance received September 21, 2005 regarding Nextel Partners' Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement"). Nextel Partners has authorized us to make this filing and these statements on its behalf. The Staff's comment, indicated in bold, is followed by the response on behalf of Nextel Partners.

Michele Anderson, Esq.
September 21, 2005
Page 2

ORAL COMMENT RECEIVED SEPTEMBER 21, 2005

WITH RESPECT TO THE "PRELIMINARY EQUITY VALUATION SUMMARY RANGE" DISCUSSED BY MORGAN STANLEY WITH THE SPECIAL COMMITTEE AT ITS MEETING OF JANUARY 27, 2005, PLEASE ADVISE US AS TO WHAT CONSIDERATION THE SPECIAL COMMITTEE GAVE TO SUCH INFORMATION IN DETERMINING TO RECOMMEND EXERCISE OF THE PUT RIGHT, WHAT CONSIDERATION THE COMPANY HAS GIVEN TO DISCLOSING SUCH INFORMATION TO CLASS A SHAREHOLDERS, AND WHETHER THE COMPANY BELIEVES SUCH INFORMATION IS MATERIAL TO CLASS A SHAREHOLDERS.

NEXTEL PARTNERS' RESPONSE TO COMMENT:

     As set forth in the proxy statement, the "preliminary equity valuation summary range" prepared by Morgan Stanley was discussed with the special committee at its January 27, 2005 meeting "for illustrative purposes" only. As also set forth in the proxy statement, it was prepared using "now outdated publicly available information as well as certain now outdated information provided by Nextel Partners to Morgan Stanley." It was not designed to reflect, nor was it presented as reflecting, Morgan Stanley's views as to valuation or otherwise as advice on the value of Nextel Partners. As stated in the proxy statement, Nextel Partners "did not ask Morgan Stanley to, nor did Morgan Stanley, make any determination with respect to the valuation of the Class A common stock." Rather the preliminary summary range discussed at this very early meeting was simply an illustrative tool to demonstrate the type of process that the put right might entail, i.e., an exercise demonstrating the results that various hypothetical assumptions might produce.

     The preliminary summary range was not presented or discussed at the subsequent special committee meetings, and it was not considered by the special committee in determining to recommend exercise of the put right. As stated in the proxy statement, the special committee's consideration and recommendation as to exercise of the put right focused on the appraisal process and the definition of fair market value set forth in Nextel Partners' Certificate, and the special committee "did not try to predict the valuation that might result from the appraisal process nor did it try to use projections or other methods to predict valuation ranges."

     Because the preliminary summary range was prepared using outdated information (now almost a year old), was used for illustrative purposes only, did not and did not purport to analyze or provide advice with respect to the value of Nextel Partners, and was not considered by the special committee in its determination to recommend exercise of the put right, Nextel Partners does not believe it is material to Class A shareholders and does not believe that disclosure of the summary range would provide any meaningful information to such shareholders. For these reasons, Nextel Partners does not believe such disclosure is necessary or appropriate.

Michele Anderson, Esq.
September 21, 2005
Page 3

     Please call the undersigned at 212-403-1221 or Stephanie Seligman at 212-403-1225 if you have any questions.


                                        Sincerely,



                                        Steven A. Rosenblum